Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Yvonne “Rie” Atkinson
 410-768-8857 (office)
 ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 3Q EARNINGS

Highlights

•	1.7% increase in quarterly net income

•	3.2% increase in basic earnings per share

•	2.7% growth in net interest income

GLEN BURNIE, MD (October 29, 2007) - Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the third quarter.

The company realized net income of $785,000 or $0.32 basic earnings per share in the quarter ended September 30, 2007 compared to $772,000 or $0.31 basic earnings per share for the same three-month period in 2006. Year to date net income for the nine months ending September 30, 2007 was $2,082,000 or $0.84 basic earnings per share as compared to $2,111,000 or $0.85 basic earnings per share for the same period in 2006.

“We are very pleased with our quarterly results,” commented Michael G. Livingston, Executive Vice President and Chief Operating Officer. “We do not participate in sub-prime lending and therefore are not subject to the earnings woes reported in the media for other financial institutions.”

Total interest income for the quarter ending September 30, 2007 was $4,476,000 as compared to $4,492,000 for the same period in 2006. Year to date total interest income was $13,350,000 as compared to $13,113,000 in 2006. For the three month period ending September 30, 2007, net interest income after provision for credit losses was $3,035,000 as compared to $2,954,000 for the same period in 2006. Year to date net interest income after provision for credit losses was $8,835,000 as compared to $8,889,000 in 2006.

-more-

Glen Burnie Bancorp - Page 2
October 29, 2007

On October 8, 2007, Glen Burnie Bancorp paid a dividend of twelve cents ($.12) per share of common stock to shareholders of record at the close of business on September 27, 2007.

The Bank of Glen Burnie has been awarded a 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc., the nation’s leading independent bank research firm, for the past 22 consecutive quarters. This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie, (www.thebankofglenburnie.com) maintains assets totaling more than $300 million. The Bank of Glen Burnie is a locally-owned community bank with eight branches serving Anne Arundel County.

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited) September 30, 2007	December 31, 2006
Assets
Cash and due from banks	$8,516	$9,006
Interest bearing deposits	28	342
Federal funds sold	51	3,972
Investment securities	77,118	96,494
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	206,942	193,337
Premises and equipment at cost, net of accumulated depreciation	3,156	3,406
Other real estate owned	50	50
Other assets	11,291	10,984
Total assets	$307,307	$317,746

Liabilities and Stockholders' Equity
Liabilities:
Deposits	$259,461	$274,833
Federal funds purchased	815	-
Short-term borrowings	3,982	545
Long-term borrowings	7,116	7,140
Junior subordinated debentures owed to unconsolidated subsidiary trust	5,155	5,155
Other liabilities	1,560	1,872
Total liabilities	278,089	289,545
Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding September 30, 2007 2,493,465 December 31, 2006 2,484,633 shares	2,493	2,485
Surplus	11,852	11,720
Retained earnings	15,499	14,312
Accumulated other comprehensive loss, net of tax benefits	(626)	(316)
Total stockholders' equity	29,218	28,201
Total liabilities and stockholders' equity	$307,307	$317,746

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Interest income on
Loans, including fees	$3,411	$2,917	$9,833	$8,726
U.S. Treasury and U.S. Government agency securities	604	930	1,997	2,474
State and municipal securities	338	457	1,114	1,229
Other	123	188	406	684
Total interest income	4,476	4,492	13,350	13,113
Interest expense on
Deposits	1,146	1,291	3,651	3,485
Junior subordinated debentures	137	137	410	410
Long-term borrowings	106	106	317	319
Short-term borrowings	52	4	87	10
Total interest expense	1,441	1,538	4,465	4,224
Net interest income	3,035	2,954	8,885	8,889
Provision for credit losses	-	-	50	-
Net interest income after provision for credit losses	3,035	2,954	8,835	8,889
Other income
Service charges on deposit accounts	205	210	604	621
Other fees and commissions	249	272	690	756
Other non-interest income	4	6	13	14
Income on life insurance	66	52	198	157
Gains on investment securities	115	70	120	70
Total other income	639	610	1,625	1,618
Other expenses
Salaries and employee benefits	1,575	1,658	4,743	4,956
Occupancy	221	221	670	638
Other expenses	829	773	2,410	2,409
Total other expenses	2,625	2,652	7,823	8,003
Income before income taxes	1,049	912	2,637	2,504
Income tax expense	264	140	555	393
Net income	$785	$772	$2,082	$2,111
Net income per share of common stock	$0.32	$0.31	$0.84	$0.85
Weighted-average shares of common stock outstanding	2,490,411	2,474,313	2,487,655	2,470,894